Captivision Inc.

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Erin Donahue

Mr. Evan Ewing

Re: Captivision Inc.

Registration Statement on Form F-1

File No. 333-282709

Dear Ms. Donahue and Mr. Ewing:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Captivision Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Eastern Time on November 8, 2024, or as soon thereafter as practicable.

Please call Will Burns of Paul Hastings LLP at (713) 860-7352 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Captivision Inc.

By: /s/ Gary R. Garrabrant

Name: Gary R. Garrabrant

Title: Chief Executive Officer